SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year end: December 31, 2009

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number: 333-30528

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sigma-Aldrich 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sigma-Aldrich Corporation

3050 Spruce Street

St. Louis, MO 63103

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Table of Contents and Definitions

Definitions:

Plan	–	Sigma-Aldrich Corporation 401(k) Retirement Savings Plan
Trustee	–	Fidelity Management Trust Company
ERISA	–	Employee Retirement Income Security Act of 1974
Company	–	Sigma-Aldrich Corporation
Plan Administrator	–	Sigma-Aldrich Corporation
IRC	–	Internal Revenue Code

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of

Sigma-Aldrich Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

St. Louis, Missouri

June 28, 2010

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value	$275,393,827	$206,874,697
Loans to participants	6,392,366	5,647,404

Total assets	281,786,193	212,522,101
Liabilities:
Other liabilities	(16,558)	(28,322)
Excess contributions payable to participants	(145,019)	(140,320)

Total liabilities	(161,577)	(168,642)

Net assets available for benefits, at fair value	281,624,616	212,353,459

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contract	13,586	—

Net assets available for benefits	$281,638,202	$212,353,459

The accompanying notes are an integral part of these financial statements.

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Contributions:
Employee contributions	$18,166,621	$18,241,285
Employer contributions	9,376,624	9,203,870
Rollovers	1,318,846	1,180,400

Total contributions	28,862,091	28,625,555

Dividends	4,798,621	6,514,702
Interest	555,337	1,100,349
Net appreciation (depreciation) in fair value of investments	49,556,420	(102,335,328)

Total investment earnings (loss)	54,910,378	(94,720,277)

Benefit payments to participants	(14,445,089)	(14,068,744)
Administrative expenses	(42,637)	(29,508)

Total deductions	(14,487,726)	(14,098,252)

Increase (decrease) in net assets available for benefits	69,284,743	(80,192,974)

Net assets available for benefits, beginning of year	212,353,459	292,546,433

Net assets available for benefits, end of year	$281,638,202	$212,353,459

The accompanying notes are an integral part of these financial statements.

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution retirement plan covering eligible employees of the Company and its domestic subsidiaries. The Plan includes the required provisions relating to eligibility, fiduciary standards, and other technical provisions under ERISA.

(b)	Contributions

Employees not considered highly compensated may contribute 1% – 75% of eligible earnings, not to exceed the IRS dollar limitation. Employees that are highly compensated (defined as employees receiving compensation greater than $110,000) may contribute 1% – 15% of their eligible earnings, not to exceed the IRS dollar limitation. The Company contributes a match that equals 60% of the first 6% of the deferral percentage times the participant’s compensation. Catch-up contributions are not eligible for matching. The Company also makes a fixed contribution of $150 per full-time participant and $75 per part-time participant each quarter.

Employees hired after August 1, 2004 shall be deemed to have elected to make a salary deferral of 6% of compensation effective on the date which the employee is first eligible to participate in the Plan, unless the employee files a written election before this date.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s deferral contribution and rollover contributions and allocations of (a) the Company’s matching contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The participant’s account is debited with any distributions or withdrawals made to the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Forfeitures

Forfeitures resulting from participant withdrawals before full vesting are used to reduce future employer contributions. Forfeited nonvested accounts totaled $244,664 and $26,870 in 2009 and 2008, respectively. During the year ended December 31, 2009 and 2008 employer contributions were reduced by $150,000 and $319,977, respectively, from forfeited nonvested accounts.

(e)	Vesting

Participants are always fully vested in participant contributions. The Company’s matching contribution for participants becomes vested as follows:

Completed years of service	Vested percentage
Less than 3	0%
3 or more	100%

(f)	Loans to Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 3.75% to 10%, which are commensurate with local prevailing rates as determined periodically by the retirement savings committee. Loan terms range from 1 to 5 years, or longer for the purchase of a primary residence. Principal and interest payments are made by participants through payroll deductions. Loans to Participants are valued at their outstanding balances, which approximate fair value.

(Continued)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(g)	Payment of Benefits

The Plan provides that a participant’s vested interest in the plan will be distributed to the participant upon retirement, termination, total disability or death. Employees terminating employment with the Company for other reasons are entitled to their vested interest in the Plan. Participants with vested account balances in excess of $1,000 may elect to defer distribution to a future date as more fully described in the Plan. Participants may elect to (a) receive a single lump sum amount equal to their vested account balance, (b) have all of his or her distributions paid in the form of a direct trustee to trustee transfer to another eligible retirement plan designed by the participants, or (c) elect to receive his or her account balance in monthly, quarterly, or annual installments over any period not exceeding ten years.

Fully vested participants may also withdraw, if approved, certain basic contributions only in the event of a financial hardship as defined by the Plan and the IRC. A participant who receives a distribution for hardship shall be prohibited from making elective deferrals and employee contributions under this and all other plans of the employer for a six month period after receipt of the distribution.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting except for benefit payments, which are recorded when paid.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(b)	Use of Estimates

The preparation of the accompanying financial statements, in conformity with accounting principles generally accepted in the United States of America, requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 4 for discussion of fair value measurements.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

(d)	Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(e)	Administrative Expenses

Costs of administering the Plan are paid by the Company and are not reimbursed by the Plan.

(Continued)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(f)	Subsequent Events

The Plan has evaluated subsequent events through June 28, 2010, the date the financial statements were available to be issued.

(3)	Investments

The following table presents the fair value of investments which represent greater than 5% of the Plan’s net assets:

	December 31
	2009	2008
Fidelity Freedom Fund 2020	$16,844,243	$11,016,206
Fidelity Money Market Trust Retirement Money Market Portfolio	25,760,711	24,657,488
Fidelity Balanced Fund – Class K	23,921,827	19,750,918
Fidelity Intermediate Bond Fund	< 5%	13,378,351
Fidelity Diversified International Fund – Class K	20,213,079	15,646,455
Sigma-Aldrich Company Stock Fund	27,762,764	22,506,294
Fidelity Contrafund – Class K	40,293,846	30,894,506
PIMCO Total Return Inst CL	20,436,892	< 5%
Fidelity Freedom Fund 2030	16,751,867	< 5%

During 2009 and 2008, the Plan’s investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $49,556,420 and $(102,335,328), respectively, as follows:

	2009	2008
Mutual funds	$44,810,353	$(96,939,520)
Sigma-Aldrich Company Stock Fund	4,746,067	(5,395,808)

	$49,556,420	$(102,335,328)

(4)	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, “Fair Value Measurements and Disclosures”, provides the framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

Level 1 Fair Value Measurements

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 Fair Value Measurements

Inputs to the valuation methodology included:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

(Continued)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Level 3 Fair Value Measurements

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net assets value (NAV) of shares held by the plan at year end.

Loans to Participants: Valued at amortized cost, which approximates fair value.

Common Collective Trust: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see note 5)

The preceding methods used to arrive at a fair value calculation may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

December 31, 2009		Fair Value Measurements
	Balance	(Level 1)	(Level 2)	(Level 3)

Mutual Funds

Small Cap	$7,082,092	$7,082,092	$—	$—
Mid Cap	10,082,980	10,082,980	—	—
Large Cap	52,262,898	52,262,898	—	—
International	21,554,171	21,554,171	—	—
Blended	109,316,176	109,316,176	—	—
Bond	20,436,892	20,436,892	—	—
Money Market	25,760,711	25,760,711	—	—

Total Mutual Funds	246,495,920	246,495,920	—	—

Sigma-Aldrich Common Stock Fund	27,762,764	27,762,764	—	—
Common Collective Trust	1,118,585	—	1,118,585	—
Loans to Participants	6,392,366	—	—	6,392,366

Total	$281,769,635	$274,258,684	$1,118,585	$6,392,366

The following table sets forth a summary of changes in the fair value of the plan’s level 3 assets for the year ended December 31, 2009.

	Participant Loans	Total
December 31, 2009

Beginning balance	$5,647,404	$5,647,404
Total gains or losses (realized and unrealized) included in changes in net assets available for benefits	—	—
Purchases, sales, issuances and settlements (net)	744,962	744,962

Ending balance	$6,392,366	$6,392,366

(Continued)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

December 31, 2008		Fair Value Measurements
	Balance	(Level 1)	(Level 3)
Mutual funds	$184,340,081	$184,340,081	$—
Sigma-Aldrich Common Stock Fund	22,506,294	22,506,294	—
Loans to Participants	5,647,404	—	5,647,404

Total	$212,493,779	$206,846,375	$5,647,404

The following table sets forth a summary of changes in the fair value of the plan’s level 3 assets for the year ended December 31, 2008.

	Participant Loans	Total
December 31, 2008

Beginning balance	$5,610,415	$5,610,415
Total gains or losses (realized and unrealized) included in changes in net assets available for benefits	—	—
Purchases, sales, issuances and settlements (net)	36,989	36,989

Ending balance	$5,647,404	$5,647,404

(5)	Investment in Common Collective Trust

The Fidelity Managed Income Portfolio (the “Managed Income Fund”), a common collective trust fund, invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (synthetic GICs and collective investment trusts) with similar characteristics. The Managed Income Fund primarily holds investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements.

The interest crediting rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities. Variables impacting future crediting rates include current yield and duration of the assets backing the contracts, existing differences between the market values of assets backing the contracts and the contract values of the contracts.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Managed Income Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan administrator does not believe that the occurrence of any such event is probable. For the Plan year ended December 31, 2009, the average yield and crediting interest rates were approximately 3.16%.

(Continued)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(6)	Tax Status

The Internal Revenue Service issued a favorable determination letter dated January 5, 2009 stating that the Plan is tax exempt under Section 401 of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Related Party

The Plan assets are maintained in a trust fund. The investments, and changes therein, of this trust fund have been reported to the Plan by the Trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the plan for the investment management services amounted to $42,637 and $29,508 for the years ended December 31, 2009 and 2008 respectively.

As of December 31, 2009 and 2008, investments include 520,580 shares and 506,300 shares of Sigma-Aldrich Corporation common stock, respectively, having an aggregate fair value of $26,304,907 and $21,386,112 respectively.

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(9)	Plan Termination

The Company intends to continue the Plan; however, the Company reserves the right to terminate the Plan. In the event the Plan terminates, participants will generally become fully vested in the employer match portion of their account balances.

(Continued)

Schedule I

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2009

Market value
Mutual funds:
*Fidelity Money Market Trust Retirement Money Market Portfolio	$25,760,711
*Fidelity Managed Income Portfolio	1,118,585
*Fidelity Balanced Fund – Class K	23,921,827
PIMCO Total Return Inst CL	20,436,892
*Fidelity Low-Priced Stock Fund – Class K	6,319,106
*Fidelity Diversified International Fund – Class K	20,213,079
*Fidelity Freedom Income Fund	965,056
*Fidelity Freedom 2000 Fund	897,104
*Fidelity Freedom 2005 Fund	496,533
*Fidelity Freedom 2010 Fund	4,997,427
*Fidelity Freedom 2015 Fund	9,220,243
*Fidelity Freedom 2020 Fund	16,844,243
*Fidelity Freedom 2025 Fund	12,694,429
*Fidelity Freedom 2030 Fund	16,751,867
*Fidelity Freedom 2035 Fund	9,074,738
*Fidelity Freedom 2040 Fund	7,958,415
*Fidelity Freedom 2045 Fund	3,155,996
*Fidelity Freedom 2050 Fund	2,338,298
*Fidelity Small Cap Stock Fund	7,082,092
*Fidelity Large Cap Value Fund	1,937,683
*Fidelity Contrafund – Class K	40,293,846
American Funds Fundamental Investors Fund Class R5	2,697,860
American Beacon Lg Cap Value Inst CL	2,101,586
Columbia Acorn International Fund Classl Z	1,341,092
Goldman Sachs Mid Cap Value Fund Institutional Class	3,024,290
Munder Mid-Cap Core Growth Class Y	739,584
Spartan U.S. Equity Index Fund – Investor Class	5,231,923
*Sigma-Aldrich Company Stock Fund	27,762,764
*Loans to Participants (range of interest rates 3.75% – 10.0%)	6,392,366

$281,769,635

*	Represents a party-in-interest.

See accompanying independent auditors’ report.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sigma-Aldrich Corporation, as Plan Administrator of the 401(k) Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIGMA-ALDRICH CORPORATION
401(k) RETIREMENT SAVINGS PLAN

By:	/s/ Mike Hollenkamp
Mike Hollenkamp, Director of Global Treasury
Sigma-Aldrich Corporation

June 28, 2010

EXHIBIT INDEX

Exhibit
23	Consent of Independent Registered Public Accounting Firm – Brown Smith Wallace LLC